SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Q1 09 Earnings Results

I. Performance in Q1 2009 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q1 09	Q4 08	Q1 08	QoQ	YoY
Quarterly Results
Revenues	3,666	4,156	4,036	-11.8%	-9.2%
Operating Income	-412	-288	881	—	—
Ordinary Income	-372	-844	915	—	—
Net Income	-255	-684	717	—	—

II. IR Event of Q1 2009 Earnings Results

1. Provider of Information: IR team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q1 09 Earnings Results of LG Display

4. Date & Time:	4:00 p.m. (Korea Time) on April 16, 2009 in Korean 9:00 p.m. (Korea Time) on April 16, 2009 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Tower East Building, 20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of Disclosure: Kyeong Lae Lee, Senior Manager,
Finance & Risk Management Department (82-2-3777-0781)

2) Main Contact for Disclosure-related Matters:
Jin Jun Lee, Manager, Financing Team (82-2-3777-1005)

3) Relevant Team: IR team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q1 09 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated Korean GAAP basis (Korean GAAP non-consolidated information is stated below).

US GAAP numbers will be posted on our website in the near future.

iii.	Financial data for Q1 09 are unaudited. They are provided for the convenience of investors and can be subject to change.

ø	The following Korean GAAP non-consolidated information is included for the convenience of investors.

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q1 09	Q4 08	Q1 08	QoQ	YoY
Quarterly Results
Revenues	3,427	3,723	4,182	-7.9%	-18.1%
Operating Income	-451	-433	948	—	—
Ordinary Income	-381	-879	978	—	—
Net Income	-257	-697	761	—	—

Attached: Press Release

SEOUL, Korea – April 16, 2009 – LG Display [NYSE: LPL, KRX: 034220], a leading innovator of TFT-LCD technology, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ending Mar 31, 2009.

•

Sales in the first quarter of 2009 decreased by 12% to KRW 3,666 billion from sales of KRW 4,156 billion in the fourth quarter of 2008, and decreased by 9% compared to KRW 4,036 billion in the first quarter of 2008.

•

Operating loss in the first quarter of 2009 was KRW 412 billion, compared to a loss of KRW 288 billion in the fourth quarter of 2008 and a profit of KRW 881 billion in the first quarter of 2008, largely owing to a decline of 12% quarter-on-quarter in the average selling price.

•	EBITDA in the first quarter of 2009 was KRW 144 billion, decreased from EBITDA of KRW 250 billion in the fourth quarter of 2008 and from KRW 1,566 billion in the first quarter of 2008.

•	Net loss in the first quarter of 2009 was KRW 255 billion compared to a loss of KRW 684 billion in the fourth quarter of 2008 and a profit of KRW 717 billion in the first quarter of 2008.

“LCD demand is stronger than anticipated and prices are showing signs of recovery,” said Young Soo Kwon, CEO of LG Display. “LG Display stands apart from its peers in terms of market share, cost competitiveness and supply capacity. We are well positioned to achieve an early turnaround when market conditions improve.”

Overall, the company shipped a total of 3.75 million square meters of net display area in the first quarter of 2009, down by 3% quarter-on-quarter. The decline was modest as demand showed signs of recovery despite seasonality. On a revenue basis, TFT-LCD panels for TVs, monitors, notebook PCs and mobile applications accounted for 56%, 23%, 16% and 5%, respectively, in the first quarter.

The average factory utilization rate climbed sharply to 93% from 80% in the fourth quarter of 2008. And inventory days remained below 14 days.

Cost innovation and cooperation with suppliers lowered cost by 10% (based on COGS per square meter in US dollars) compared to the fourth quarter of 2008.

The average selling price per square meter of net display area shipped was USD 669, which was a decrease of approximately 12% compared to the average of the fourth quarter of 2008.

Even after CAPEX execution of KRW 1,009 billion in the first quarter, cash and cash equivalents stood at KRW 3,566 billion as of March 31, 2009. Net debt was KRW 450 billion and the net debt-to-equity ratio was 5%.

Outlook

The following expectations are based on information as of April 16, 2008. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

LG Display expects total net display area shipment to increase by mid to high twenties percentage in the second quarter of 2009. COGS reduction per square meter is expected to be mid single digit percentage.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on April 16, 2009, at 4:00 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 both for callers in Korea and callers outside of Korea. The confirmation number is 9999. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 109231#.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 25,000 employees operating worldwide.

Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Thomas Hyun, VP, IR Department
LG Display
Tel: +822-3777-1770
Email: thomashyun@lgdisplay.com

Media Contacts:

Bang-Soo Lee, VP, Public Affairs & PR	Claire Ohm, Assistant Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1004
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 16, 2009	By:	/s/ Kyeong Lae Lee
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/ Finance & Risk Management Department